June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobileye Global Inc.
Registration Statement on Form S-1
CIK No. 0001910139

Attn: Ms. Ishmukhamedova and Mr. Kauten

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise that there will be distributed, to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we, as representatives of the several prospective underwriters, hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 7, 2023, or as soon thereafter as practicable, or at such other time as the Registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC

MORGAN STANLEY & CO. LLC

As Representatives of the

Several Prospective Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]